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Exhibit 12.3

Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(in millions, except ratios)

	Year Ended December 31,					Nine Months Ended September 30, 2017
	2012	2013	2014	2015	2016
Earnings available for fixed charges, as defined:
Net income from continuing operations	$144	$163	$204	$217	$255	$193
Tax expense based on income	94	110	143	127	158	127
Fixed charges(a)	130	132	124	136	143	111

Earnings available for fixed charges, as defined	$368	$405	$471	$480	$556	$431

Fixed charges, as defined:
Interest expense on short-term and long-term debt(a)	$119	$117	$111	$122	$129	101
Estimated interest cost within rental expense	—	—	—	—	—	—
Amortization of net debt premium, discount, and expenses	11	15	13	14	14	10

Total fixed charges, as defined	$130	$132	$124	$136	$143	$111

Ratio of earnings to fixed charges	2.8	3.1	3.8	3.5	3.9	3.9

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$3	$3	$3	$3	$3	2
Adjustment to pretax basis	2	2	2	2	2	1

	$5	$5	$5	$5	$5	3
Combined fixed charges and preferred stock dividend requirements	$135	$137	$129	$141	$148	$114

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.7	3.0	3.7	3.4	3.8	3.8

(a)
Includes net interest related to uncertain tax positions.

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  Exhibit 12.3
Ameren Illinois Company Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (in millions, except ratios)